UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                        for the transition period from to

                         Commission File Number: 1-16625

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Bunge North America, Inc. Profit Sharing Plan
                          c/o Bunge North America, Inc.
                               11720 Borman Drive
                            St. Louis, Missouri 63146

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Bunge Limited
                                 50 Main Street
                             White Plains, NY 10606

                  BUNGE NORTH AMERICA, INC. PROFIT SHARING PLAN


                                TABLE OF CONTENTS

                                                                           Page

Report of Independent Registered Public Accounting Firm                        2

Financial Statements:

   Statements of Net Assets Available for Benefits as of
   December 31, 2003 and 2002                                                  3

   Statements of Changes in Net Assets Available for
   Benefits for the Years Ended December 31, 2003 and 2002                     4

   Notes to Financial Statements                                               5

Supplemental Schedule (*):

   Form 5500, Schedule H, Part IV, Line 4i - Schedule
   of Assets (Held at End of Year), December 31, 2003                          9

Signature Page                                                                10

Exhibit Index                                                                 11


---------------

(*) All other schedules are omitted due to absence of conditions which require their inclusion.

REPORT OF INDEPENDENT REGISTERED
   PUBLIC ACCOUNTING FIRM


Bunge North America, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Bunge North America, Inc. Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
St. Louis, Missouri

May 20, 2004

BUNGE NORTH AMERICA, INC. PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


                                                        2003           2002
                                                        ----           ----

INVESTMENTS-At fair value:
  Mutual funds                                       $70,140,401    $65,026,435
  Interest in Bunge Limited common shares              2,041,598        901,135
                                                     -----------    -----------

         Total investments                             72,181,999    65,927,570
                                                     ------------   -----------

CONTRIBUTIONS RECEIVABLE:
  Participants                                              8,913             -
  Employer group                                          737,821       844,345
                                                     ------------   -----------

        Total contributions receivable                    746,734       844,345
                                                     ------------   -----------

NET ASSETS AVAILABLE FOR BENEFITS.                    $72,928,733   $66,771,915
                                                     ============   ===========


See notes to the financial statements.

BUNGE NORTH AMERICA, INC. PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


                                                        2003           2002
                                                        ----           ----


ADDITIONS TO NET ASSETS:
  Investment income-interest and dividends           $1,118,832     $1,513,288
  Contributions:
    Employer Group                                    1,506,700      1,568,655
    Participant                                       3,920,517      3,827,449
    Rollovers                                           165,579        288,446
   Plan transfers in (Note 10)                           63,986              -
   Net appreciation in value of investments          11,890,116              -
                                                     ----------      ---------


       Total                                         18,665,730      7,197,838
                                                     ----------      ----------

DEDUCTIONS FROM NET ASSETS:
  Net depreciation in value of investments                    -      13,728,586
  Participants' withdrawals                           8,097,363       4,194,267
  Plan transfers out (Note 10)                        4,410,049               -
  Expenses                                                1,500           2,392
                                                      ---------      ----------

      Total                                          12,508,912      17,925,245
                                                     ----------      ----------

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS           6,156,818     (10,727,407)

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year  66,771,915      77,499,322

NET ASSETS AVAILABLE FOR BENEFITS-End of year       $72,928,733     $66,771,915
                                                    ===========     ===========


See notes to the financial statements.

BUNGE NORTH AMERICA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENT
YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The Bunge North America, Inc. Profit Sharing Plan (the "Plan"), was established as of January 1, 1971; the Plan has subsequently been amended. Significant accounting policies followed by the Plan are as follows.

     Basis of Accounting--The financial statements of the Plan have been prepared in conformity with the accrual basis of accounting.

     Investments--Investments in Bunge Limited common shares and mutual funds are stated at fair value which is based on quoted market prices. Investment transactions are accounted for on the trade date. Investment income includes interest and dividends. Interest and dividend income is recorded when earned. Investment income is allocated to participants based on account balances.

     Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and during the reported period. Actual results could differ from those estimates.

     The Plan invests in various securities including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

2.   PLAN DESCRIPTION

     The Plan is a defined contribution plan and is administered by the Profit Sharing Plan Committee (the "Committee") appointed by the Board of Directors of Bunge North America, Inc. (the "Company"). Certain employees (the "Committee") have been appointed by the Company's Board of Directors to serve as trustees of the Plan. Effective April 1, 1994, the Plan was amended to qualify under Section 401(k) of the Internal Revenue Code. The descriptions of Plan terms in the following notes to financial statements provide only general information. Participants should refer to the Plan agreement for more complete descriptions of the Plan's provisions. All regular full-time, salaried employees (except non-clerical and non-administrative employees) are immediately eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

3.   CONTRIBUTIONS AND WITHDRAWALS

     Effective January 1, 2002, participants may contribute up to 50% of their base salary on a pre-tax basis. Participants also have the option to contribute on a post-tax basis up to 4% of their base salary. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2003 could not exceed $12,000 ($11,000 in 2002). However in 2003, if a participant reached age 50 by December 31, 2003 they were able to contribute an additional $2,000 "catch up" contribution to the Plan on a pre-tax basis.

     The contribution amounts and allocation between pre-tax and post-tax basis of participants are subject to Internal Revenue Service discrimination tests. The participants' contributions, plus any earnings thereon, vest immediately.

     Monthly matching contributions are made by the Company and a participating employer (the "Employer Group") at the rate of 25% of employee pre-tax contributions up to a maximum of six percent of eligible salary. In addition, the Employer Group may make an additional annual contribution to the Plan, as determined solely by the Board of Directors of the Company under the terms of the Plan. The Employer Group is not under any obligation to make this additional annual contribution to the Plan.

     Although such matching contributions are credited to individual participants' accounts, they will not be fully vested until a participant is credited with five or more years of continuous service and will be forfeited if participants leave the Employer Group (with less than five years of continuous service) for any reason other than normal or deferred retirement, permanent disability, or death. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.

     Upon entry into the Plan, participants have investment alternatives for investing their contributions. Employer Group matching contributions are initially allocated to participants based upon the current contribution allocation among investment alternatives elected by the participants. Thereafter, Employer Group contributions may be allocated by the participant among all investment alternatives.

     Participants may withdraw their post-tax contributions plus earnings and vested Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn.

     Following normal retirement, participants must withdraw their entire account balances by lump sum or any other form of payment which is allowed by the Plan.

     Effective April 1, 2001, the Plan was amended to allow participants the option of making qualified, as defined by the Plan document and the Internal Revenue Code ("IRC"), rollover contributions into the Plan.

4.   PLAN TERMINATION

     The Company expects and intends to continue the Plan indefinitely but reserves the right to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. Should the Plan be terminated, participants will become 100 percent vested in their employer contributions.

5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated February 18, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended subsequent to the applicable date of that letter (see Note 11). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the financial statements.

6.   RELATED PARTY TRANSACTIONS

     Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with administrative fees are paid by the Company.

7.   INVESTMENTS

     The following investments represent five percent or more of net assets available for benefits at December 31, 2003 and 2002:


                                                         2003         2002
                                                         ----         ----

     Vanguard Institutional Index Fund               $21,749,566  $19,552,713
     Putnam New Opportunities Fund                    16,128,686   15,214,915
     PIMCO Total Return Fund                          12,502,973   14,253,943
     Putnam Money Market Fund                         11,588,310   13,081,587
                                                     -----------  -----------

                                                     $61,969,535  $62,103,158
                                                     ===========  ============


     The net appreciation (depreciation) in fair value, including ralized gains and losses, for each class of investments as presented on the statemetns of net assets available for benefits for the years ended December 31, 2003 and 2002 is as follows:


                                                        2003           2002
                                                        ----           ----

     Mutual funds                                    $11,410,627  $(13,834,961)
     Bunge Limited common shares (1)                     479,489       106,375
                                                     -----------  ------------

     Net appreciation (depreciation) in value
     of investments                                  $11,890,116   $(13,728,586)
                                                     ===========   ============


      (1) The Plan allows for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. At December 31, 2003 and 2002, the Plan held 62,017 and 37,454, respectively, common shares of Bunge Limited. During 2003 and 2002, the Plan recorded dividend income of $23,047 and $8,100, respectively, and net appreciation in fair value of $479,489 and $106,375, respectively, from Bunge Limited common shares.

8.   DISCRETIONARY CONTRIBUTION

     As discussed in Note 3, the Company has the option to make an additional contribution to the Plan. In February 2004, the Company approved an additional discretionary contribution for the 2003 Plan year of 25% of the contributions of each participant up to 6% of their pre-tax salary. This additional contribution results in the Company matching 50% of the participant's contributions, up to 6% of the participant's pre-tax salary, made in 2003. The Plan has recorded a discretionary contribution of $737,821 as an employer group contribution receivable as of December 31, 2003. A discretionary contribution of $844,345 was made for the 2002 plan year.

9.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500


     The following is a reconciliation of contributions per the financial statements to the Form 5500 for 2002:


                                                                      2002
                                                                      ----

     Employer group contributions per the financial statements     $1,568,655
     Plus employer group contribution receivable at beginning of
     year                                                             461,015
                                                                   ----------

     Employer group contribution per the Form 5500                 $2,029,670
                                                                   ==========

     Participant contributions per the financial statements        $3,827,449
     Plus participant contribution receivable at beginning of
     year                                                             145,041
                                                                   ----------

     Participant contributions per the Form 5500                   $3,972,490
                                                                   ==========


10.  PLAN TRANSFERS

     Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant's active account.

11.  SUBSEQUENT EVENT

     Effective January 1, 2004, the Plan was amended. The Plan amendment included the following changes: renaming the Plan to the Bunge Retirement Savings Plan; changing the recordkeeper, investment options available to participants, contribution limits and employer contribution match; providing for participant loans; and, providing for 100% vesting of employer contributions at the time of such contributions. Participants should refer to the new plan document for complete details. The Plan amendment also changed the Plan to include participants from the Bunge Management Services Inc. Savings Plan, the Central Soya Thrift Savings Plan and nonunion participants from the Bunge North America Inc. Savings Plan. The Plan administrator believes that the amended plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

BUNGE NORTH AMERICA, INC. PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULD OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
-------------------------------------------------------------------------------


                                                        Number of     Market
   Description                                            Shares       Value
   -----------                                         ----------     -------

INTEREST IN MUTUAL FUNDS:
 Equity Growth Funds:
  Putnam New Opportunities Fund                          427,590    $ 16,128,686
  Putnam Investors Fund                                  141,026       1,576,673
  Legg Mason Value Institutional Portfolio Fund           58,287       3,632,999
  American Funds New Perspective Fund                     42,475       1,040,207
  Oppenheimer Capital Appreciation Fund                   28,905       1,119,193
  Wellington Trust Co. CIF US Core Equity                106,198         801,794


S&S 500 Equity Fund:
  Vanguard Institutional Index Fund                      213,692      21,749,566

Bond Fund:
  PIMCO Total Return Fund                              1,167,411      12,502,973

Money Market Fund:
  Putnam Money Market Fund                            11,588,310      11,588,310
                                                                      ----------

    Total interest in mutual funds                                    70,140,401

*INTEREST IN COMMON SHARE-Bunge Limited                   62,017       2,041,598
                                                                       ---------

    Total investments                                               $ 72,181,999
                                                                    ============

*Party-in-Interest

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Bunge North America, Inc. Profit Sharing Plan have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  Bunge North America, Inc. Profit Sharing Plan

Date: June 28, 2004                    By: /s/ Michael M. Scharf
                                          ----------------------
                                           Name: Michael M. Scharf
                                           Title: Plan Trustee

                                  EXHIBIT INDEX


     Exhibit
     Number          Description of Document
     -------         -----------------------

     23.1            Consent of Independent Registered Public Accounting Firm